

October 26, 2012

Via Email

Andrew Maltin
Chief Executive Officer
MEDL Mobile Holdings, Inc.
18475 Bandilier Circle
Fountain Valley, CA 92708

> **Re:** **MEDL Mobile Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 5, 2012**
> **File No. 333-180983**

Dear Mr. Maltin:

We have reviewed your letter dated October 5, 2012, and the above-referenced filing, and have the following comments. Unless otherwise noted, where we reference prior comments, we are referring to our September 6, 2012 letter.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 40

1. We note from your response to prior comment 5 that you determined it is best to expense projects costs as incurred since it is "conservative and matches" the revenue recognition policy. Please explain further how you determined that expensing costs as incurred has matched your revenues and expenses, particularly as it relates to costs incurred prior to signing a contract. Provide in your response specific examples to support your conclusions.

2. Also, as previously requested, please explain further how you considered the guidance in ASC 605-35-25-41 in accounting for your contract costs. Please ensure that your response specifically addresses how you apply the guidance of paragraph 41(a) in accounting for the costs incurred prior to signing the contract.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
        Harvey J. Kesner, Esq.
        Sichenzia Ross Friedman Ference LLP